Exhibit 99.1

Stockholm, Sweden	July 11, 2022

Calliditas announces additions to the management team

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) (“Calliditas”) today announced that the company has added two members to its management team, Head of Human Resources Sandra Frithiof and Group General Counsel Jonathan Schur.

Jonathan Schur has over 40 years of experience as a lawyer, is a member of the New York Bar, and is a former member of the Paris Bar. In private practice he worked with pharmaceutical companies at all stages of development, from biotech companies advancing breakthrough technologies to specialty and large pharmaceutical companies building commercial franchises. Prior to joining Calliditas as Group General Counsel in October 2020, Mr. Schur was a Partner in the Life Sciences practice group at Goodwin Procter LLP, and before that a partner and co-managing partner of the Paris Office of Dechert LLP. He is a graduate of Harvard College and Harvard Law School.

Sandra Frithiof has over 23 years of experience in human resources in different industries. Before joining Calliditas, Sandra worked as Head of HR and COO at Ramberg Advokater, and has also held HR positions at Karolinska University Hospital, UTC, CGI and Manpower Group. She has a bachelor’s degree in Human Resource Management from Örebro University, Sweden, and has been the head of HR at Calliditas since 2020. Under her leadership Calliditas has successfully added significant expertise across both Europe and the US.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on July 11, 2022 at 12:30 p.m. CET.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYOTM (budesonide) delayed release capsules, has been approved by the FDA. This drug product is awaiting European Commission (EC) approval following a positive CHMP opinion. Additionally, Calliditas is conducting a phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).